September 17, 2020

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Responses to the Securities and Exchange Commission
Staff Comments dated September 15, 2020, regarding
Contact Gold Corp.
Amendment No. 2 to Offering Statement on Form 1-A
Filed August 31, 2020
(SEC File No. 024-11290)

Dear Sir/Madam:

This letter responds to the staff's comments set forth in the September 15, 2020, letter regarding the above-referenced Amendment No. 2 to Offering Statement on Form 1-A/A. For your convenience, the staff's comments are included below and we have numbered our responses accordingly.

As discussed by our legal counsel and Kevin Doughtery on September 17, 2020, we propose to file Amendment No. 3 to Offering Statement on Form 1-A/A in response to the staff's comments as noted in our responses set forth below. We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission.

Our responses are as follows:

Form 1-A/A filed August 31, 2020

Cover Page

Staff Comment No. 1.

In response to comment 2, we note you revised your cover page to disclose that this offering statement qualifies the Units, Unit Shares, Warrants, Warrant Shares, Additional Units, Additional Unit Shares, Additional Warrants, Additional Warrant Shares, Broker Warrants and Broker Warrant Shares. Please revise the cover page of the offering circular to clarify the number of each such security that is being qualified. See Item 1(d) of Part II of Form 1-A. In addition, please tell us the "aggregate offering price" under the definition set forth in Rule 251(a) and the note to Rule 251(a).

Contact Gold Corp.'s Response:

The Company proposes to revise the disclosure in the cover pages of the offering circular to add the following disclosure:

The Offering Statement of which this Offering Circular is a part qualifies Units, Unit Shares, Warrants, Warrant Shares, Additional Units, Additional Unit Shares, Additional Warrants, Additional Warrant Shares, Broker Warrants and Broker Warrant Shares under Regulation A of the Securities Act of 1933, as amended (the "Securities Act"), as follows:

September 17, 2020

Description of Security	Assuming $7.5m raised in the Offering(1)	Assuming $10m raised in the Offering (1)	Assuming Maximum $15m Offering(1)
Units(2)	37,500,000	50,000,000	75,000,000
Additional Units(3)	5,625,000	7,500,000	11,250,000
Warrant Shares(4)	18,750,000	25,000,000	37,500,000
Additional Warrant Shares(5)	2,812,500	3,750,000	5,625,000
Broker Warrants(6)	2,587,500	3,450,000	5,175,000

(1) The total Offering size will be determined prior to Closing and with the execution of the Underwriting Agreement.  The following assumes: $7.5m is raised in the Offering, 37,500,000 Units; $10m is raised in the Offering, 50,000,000 Units; $15m is raised in the Offering, 75,000,000 Units.

(2) Each Unit consists of one Unit Share and one-half of one Warrant, which are qualified under this Offering Circular.

(3) The Additional Units are issuable upon exercise of the Over-Allotment Option.  Each Additional Unit consists of one Additional Unit Share and one-half of one Additional Warrant, which are qualified under this Offering Circular.

(4) Each Warrant is exercisable to acquire one Warrant Share, which is qualified under this Offering Circular.

(5) Each Additional Warrant is exercisable to acquire one Additional Warrant Share, which is qualified under this Offering Circular.

(6) We will issue Broker Warrants equal to 6% (3% for President's List placements) of the Units and Additional Units sold in the Offering to the Underwriters.  Each Broker Warrant is exerciseable to acquire one Broker Warrant Share.  The  Broker Warrants and Broker Warrant Shares are qualified under this Offering Circular.  Assumes the exercise of the full Over-Allotment Option and no sales are made to persons on the President's List.

In response to the Staff's request for the "aggregate offering price" as calculated under the definition set forth in Rule 251(a) and the note to Rule 251(a). The aggregate offering price assuming the full exercise of the Over-Allotment and the full exercise of Warrants, Additional Warrants and Broker Warrants at $7.5m, $10m and $15m, calculated as follows:

Description of Security	Price	Assuming $7.5m raised in the Offering		Assuming $10m raised in the Offering		Assuming Maximum $15m Offering
		Number	Aggregate Offering Price (Canadian $)	Number	Aggregate Offering Price (Canadian $)	Number	Aggregate Offering Price (Canadian $)
Units	$0.20	37,500,000	$7,500,000	50,000,000	$10,000,000	75,000,000	$15,000,000
Additional Units	$0.20	5,625,000	$1,125,000	7,500,000	$1,500,000	11,250,000	$2,250,000
Warrant Shares(1)	$0.27	18,750,000	$5,062,500	25,000,000	$6,750,000	37,500,000	$10,125,000
Additional Warrant Shares(1)	$0.27	2,812,500	$759,375	3,750,000	$1,012,500	5,625,000	$1,518,750
Broker Warrant Shares(1)	$0.27	2,587,500	$698,625	3,450,000	$931,500	5,175,000	$1,397,250
Total (Canadian $)			$15,145,500		$20,194,000		$30,291,000
Total (US $)(2)			US$11,494,763		US$15,326,351		US$22,989,526

(1) Proceeds upon exercise of Warrants, Additional Warrants or Broker Warrants, as applicable.

(2) Based on the daily exchange rate of US$1.00 = C$1.3176, as  published by the Bank of Canada for September 15, 2020.

September 17, 2020

Risk Factors

The Warrant Indenture governing the Warrants designates the Courts of the Province of British Columbia as the exclusive forum, page 28

Staff Comment No. 2.

We note your revised disclosure that the forum selection provision expressly will not apply to actions arising under the Exchange Act, or the Securities Act, or applicable rules and regulations thereunder. However, we also note your disclosure that the forum selection provision is intended to apply to the fullest extent permitted by applicable law to actions and proceedings arising out of the Warrant Indenture, including, to the extent permitted by the federal securities laws, to lawsuits asserting both the claims subject to the forum selection provision and federal securities law claims. Please revise to clarify the intended application to federal securities law claims, given your disclosure that the provision will not apply to actions arising under the Exchange Act or the Securities Act.

Contact Gold Corp.'s Response:

In response to the Staff's comment, the Company proposes to revise in Amendment No. 3 the disclosure appearing on Page 28 of Amendment No. 2 as follows:

The Warrant Indenture governing the Warrants designates the Courts of the Province of British Columbia as the exclusive forum for certain types of actions and proceedings ~~with respect to all matters~~ arising out of the Warrant Indenture, which could limit a warrantholder's ability to choose the judicial forum for disputes arising out of the Warrant Indenture.

The Warrant Indenture governing the Warrants, Additional Warrants, and Broker Warrants designates the Courts of the Province of British Columbia as the exclusive forum for certain types of actions and proceedings with respect to all matters arising out of the Warrant Indenture. The forum selection provision is intended to apply to the fullest extent permitted by applicable law to actions and proceedings arising out of the Warrant Indenture; provided however that in accordance with Section 27 of the Exchange Act, United States federal courts shall have jurisdiction over all suits and any action brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and that in accordance with Section 22 of the Securities Act, United States federal and state courts shall have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. ~~, including, to the extent permitted by the federal securities laws, to lawsuits asserting both the claims subject to the forum selection provision and federal securities law claims. However, application of the forum selection provision in some instances is expressly limited by applicable United States securities law. For example, The forum selection provision expressly will not apply to actions arising under the Exchange Act, or the Securities Act or applicable rules and regulations thereunder, because the Exchange Act creates exclusive United States federal jurisdiction over all actions brought to enforce any duty or liability created by the Exchange Act or its rules and regulations and the Securities Act creates concurrent jurisdiction for federal and state courts over suits brought to enforce any duty or liability created by the Securities Act or its rules and regulations~~.

The choice of forum provision may limit a warrantholder's ability to bring a claim in a judicial forum that it finds favorable for disputes, which may discourage such lawsuits. If a court were to find the choice of forum provision contained in the Warrant Indenture to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on our business, financial condition, and results of operations.

September 17, 2020

These revisions are expected to clarify for investors that the forum selection provision contained within the Warrant Indenture is not applicable to actions arising under the Exchange Act or the Securities Act.

Exhibits

Staff Comment No. 3.

We note that your subscription agreement provides that each subscriber consents to the jurisdiction of any state or federal court of competent jurisdiction located within the State of Nevada "and no other place" and irrevocably agrees that all actions and proceedings relating to the subscription agreement may be litigated in such courts. Please disclose such provision in your offering circular, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the subscription agreement states this clearly.

Contact Gold Corp.'s Response:

In response to the Staff's comment, the Company has revised Section 6 of Exhibit 4.1 as set forth below.

Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Nevada.

 EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF NEVADA ~~AND NO OTHER PLACE~~ AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS PROVIDED HOWEVER THAT IN ACCORDANCE WITH SECTION 27 OF THE EXCHANGE ACT, UNITED STATES FEDERAL COURTS SHALL HAVE JURISDICTION OVER ALL SUITS AND ANY ACTION BROUGHT TO ENFORCE ANY DUTY OR LIABILITY CREATED BY THE EXCHANGE ACT OR THE RULES AND REGULATIONS THEREUNDER AND THAT IN ACCORDANCE WITH SECTION 22 OF THE SECURITIES ACT, UNITED STATES FEDERAL AND STATE COURTS SHALL HAVE CONCURRENT JURISDICTION OVER ALL SUITS BROUGHT TO ENFORCE ANY DUTY OR LIABILITY CREATED BY THE SECURITIES ACT OR THE RULES AND REGULATIONS THEREUNDER. ~~EACH OF THE SUBSCRIBER AND THE COMPANY ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF THE SUBSCRIBER AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 6 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.~~

September 17, 2020

In response to the Staff's comment, the Company proposes to revise in Amendment No. 3 the disclosure appearing on Page 131 of Amendment No. 2 under the section entitled "Subscription Agreement" as follows:

Subscription Agreement

Each investor will be required to complete, execute and deliver a Subscription Agreement to purchase Units in this Offering, except accredited investors (satisfying one or more of the criteria set forth in Rule 501(a) of Regulation D under the Securities Act) that have a pre-existing relationship with the Underwriter (or a selling group member). The Subscription Agreement contains customary representations and warranties, including an investor's eligibility as a "Qualified Purchaser" as defined in Rule 256 and the purchase limitations described in Rule 251(d)(2)(i)(c) of Regulation A.

The Subscription Agreement is governed and construed in accordance with the laws of the State of Nevada and each subscriber consents to the jurisdiction of any state or federal court of competent jurisdiction located within the State of Nevada and irrevocably agrees that all actions or proceedings relating to the Subscription Agreement may be litigated in such courts; provided however that in accordance with Section 27 of the Exchange Act, United States federal courts shall have jurisdiction over all suits and any action brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and that in accordance with Section 22 of the Securities Act, United States federal and state courts shall have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

* * * * *

Contact Gold Corp. hereby acknowledges that:

  Contact Gold Corp. is responsible for the adequacy and accuracy of the disclosure in the filing.

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

  Contact Gold Corp. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

September 17, 2020

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (604) 426-1295, or Kenneth Sam of Dorsey & Whitney LLP at (303) 629-3445.

Sincerely,

Contact Gold Corp.

/s/ John Wenger_______________________

John Wenger

Chief Financial Officer

cc: Kenneth Sam, Dorsey & Whitney LLP